

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

February 22, 2007

By Facsimile and U.S. Mail

Barry C. Cooper
Chief Financial Officer
Laclede Group, Inc.
Laclede Gas Company
720 Olive Street
St. Louis, MO 63101

   **Re:** **Laclede Group, Inc.**
     **Laclede Gas Company**
     **Form 10-K fiscal year end September 30, 2006**
     **Filed December 4, 2006**
     **File No. 001-16681**

Dear Mr. Cooper:

   We have completed our review on the above referenced filing and have no further comments at this time.

         Sincerely,

         Michael Moran
         Accounting Branch Chief